Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005

Net income before taxes	$1,961,471	$372,157	$423,254	$101,354	$1,497
Add: fixed charges (interest expense)	1,295,762	1,888,912	1,926,465	1,055,013	568,560

Earnings as adjusted	$3,257,233	$2,261,069	$2,349,719	$1,156,367	$570,057

Fixed charges (interest expense) + preferred stock dividend	$1,314,263	$1,910,089	$1,947,958	$1,074,570	$583,153

Ratio of earnings to combined fixed charges and preferred stock dividends	2.48X	1.19X	1.21X	1.08X	0.98X(1)

(1)	The dollar amount of the deficiency below a ratio of 1:1 is $13.1 million.